UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-27975

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Mattersight Corporation

Full Name of Registrant

N/A

Former Name if Applicable

200 S. Wacker Drive, Suite 820

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 10, 2012, the Company’s Audit Committee of the Board of Directors, upon recommendation from Company’s management, concluded that the basic and diluted loss per share from continuing operations in the previously issued financial statements for the fiscal years ended December 26, 2009, January 1, 2011 and December 31, 2011 and for the quarterly periods ended April 2, 2011, July 2, 2011, October 1, 2011, and December 31, 2011 were incorrectly calculated. Specifically, the calculation of basic and diluted loss per share from continuing operations did not deduct dividends or other payments made in respect of the Series B Stock in accordance with Accounting Standards Codification 260, “Earnings Per Share”. Accordingly, the Company will restate its previously issued Consolidated Statements of Operation to correct the error. The error had no effect on any other amounts or financial statement line items.

The Company will file an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2011.

As a result of the foregoing, the registrant was not able to complete its Form 10-Q for the three-month period ended March 31, 2012 by the filing deadline of May 10, 2012 without unreasonable effort and expense. The Company expects to file this Form 10-Q with the SEC as soon as practicable after filing the Form 10-K/A described above, and, in any case, within five days following this filing.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Christine Carsen	(312) 454-3532
(Name)	(Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes     ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or a portion thereof?

☒   Yes     ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 10, 2012, the Company filed a Current Report on Form 8-K that included its first quarter earnings release. Please refer to the Current Report on Form 8-K for information about the change in the Company’s results of operations from the corresponding period for the last fiscal year. This information is incorporated by reference into this Notification of Late Filing.

Mattersight Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2012

/s/ William B. Noon
William B. Noon Vice President and Chief Financial Officer